August 30, 2006

Via U.S. Mail and Facsimile

Richard Berman
Chief Executive Officer
Dorman Products, Inc.
3400 East Walnut Street
Colmar, Pennsylvania 18915

> **RE:** **Dorman Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 10-Q for the quarterly period ended July 1, 2006**
>
> **File No. 000-18914**

Dear Mr. Berman:

We have reviewed your filing solely for the issues identified below and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 26

1. We note from your disclosure that you have a provision for warranties. As
    requested in our prior comment 1 to our letter dated March 30, 2005, please revise
    future filings to discuss the nature and terms of your warranties. Additionally,
    revise the notes to your financial statements to disclose your accounting policy
    and methodology used in determining your liability for product warranties. Also
    include a reconciliation of the changes in your product warranty liability in the
    notes to your financial statements for each period presented. See paragraph 14 of
    FIN 45 for guidance.

Form 10-Q for the quarterly period ended July 1, 2006

Note 8. Subsequent Events, page 12

2. Please provide us with your planned accounting treatment for the amended
    Revolving Credit Facility which resulted in an increase in the total credit facility
    from $20 to $30 million and extended the expiration date from June 2007 to June
    2008. Your response to us should include how you considered the guidance in
    EITF No. 98-14 in determining the appropriate accounting treatment of any
    unamortized deferred costs, fees paid to or received from the creditor, and/or third
    party costs incurred, if any. If you do not believe the modifications to the
    Revolving Credit Facility require accounting under EITF No. 98-14 please tell us
    why and provide us with the basis for your conclusions. We may have further
    comment upon receipt of your response.

Management's Discussion and Analysis
Results of Operations

3. We note your current disclosures in MD&A include little, if any, (1) information
    about the quality and potential variability of the Company's earnings and cash
    flow, and (2) discussion and analysis of known trends or uncertainties that will
    have a material impact on your liquidity, capital resources or results of operations,
    such that an investor can ascertain the likelihood past performance is indicative of
    future performance. For example, you discuss in your Form 10-Q for the quarter
    ended April 1, and July 1, 2006 that the increase in costs of goods sold, as a
    percentage of sales, was due to gross margin reductions in several product lines as
    a result higher customer returns and allowances and selling price reductions due
    to competitive pressures. However, you do not address whether such effects are

expected to continue to have an impact cost of sales in future periods. Please note that material forward-looking information regarding known trends and uncertainties is required and should not be confused with option forward-looking information. In this regard, we believe you should revise your MD&A in future filings to include the information required by Item 303 of Regulation S-K. Also, refer to FR-72. Please confirm your understanding and that you will revise future filings, accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Richard Berman
Dorman Products, Inc.
Page 4

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile: Mathias Barton, Chief Financial Officer